www.altaequipment.com

September 4, 2024

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Alta Equipment Group Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-38864

To whom it may concern,

This letter from Alta Equipment Group Inc. (“we”, “our”, “us”, "Alta” or the “Company”) is in response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated August 20, 2024, relating to the Company’s Form 10-K for the Year Ended December 31, 2023 (File No. 001-38864) filed with the Commission on March 14, 2024 (the “Annual Report”).

In this letter, the Company recites the comments from the Staff in italicized, bold type and followed each comment with the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2023

Consolidated Balance Sheets, page 40

1.
We note your response to prior comment 1. Given the materiality of net rental fleet assets to property and equipment and total assets and the difference in the nature of these assets, please separately present rental equipment and internally used property and equipment on the face of your consolidated balance sheets.

The Company acknowledges the Staff's comment. To benefit the investors, we will present rental equipment separately on our consolidated balance sheets within non-current assets in a new financial statement line “Rental equipment, net” beginning with our Form 10-Q as of September 30, 2024 and will conform this presentation in our consolidated balance sheet as of December 31, 2023.

Consolidated Statements of Cash Flows, page 44

2.
We note your response to prior comment 1. You state the proceeds from sales of "rent-to-rent" equipment have not been material historically and that you will monitor proceeds from these sales and report them as investing cash inflows prospectively. Please quantify for us the amount of proceeds received in each of the last three fiscal years and in the latest current and comparable interim-to-date periods and clarify for us where you have historically classified these amounts on your statements of cash flows.

The amount of “rent-to-rent" equipment proceeds received in each of the last three fiscal years and in the six months ended June 30, 2024 and 2023 that were historically presented within operating activities in our statements of cash flows in the line item “Proceeds from sale of rental equipment” are as follows:

Fiscal 2021: $6.6 million

Fiscal 2022: $7.5 million

Fiscal 2023: $5.4 million

Six months ended June 30, 2023: $2.6 million

Six months ended June 30, 2024: $3.2 million

The Company determines materiality in the context of the financial statements taken as a whole, as opposed to applying different quantitative materiality thresholds for each financial statement and/or footnote. The Company applies a quantitative benchmark based on the lesser of a percentage of net revenues, total assets, and Adjusted EBITDA in determining materiality. For the years ended December 31, 2023, 2022 and 2021, materiality was at least $9 million.

The “rent-to-rent” equipment proceeds in the cash flow statement were below the established materiality threshold for each of the respective years, taken as a whole, which led the Company to conclude that presentation of “rent-to-rent” equipment proceeds in operating activities in our statements of cash flows rather than as an investing activity was immaterial on a quantitative basis.

In addition to the quantitative materiality assessment, the Company also considered qualitative factors in our assessment of materiality and noted that the presentation of “rent-to-rent” equipment proceeds in investing activities would not have changed the direction of any cash flows, would not have impacted key performance metrics for the Company or for its investors, would not have impacted any management incentive programs, and would not have any impact on revenues or earnings. Therefore, the Company concludes presentation of “rent-to-rent” equipment proceeds in operating activities in our statements of cash flows rather than as an investing activity was immaterial on a qualitative basis as well.

Prospectively, Alta will present proceeds from the sale of “rent-to-rent” equipment within investing activities beginning in the Form 10-Q for the nine months ending September 30, 2024.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 45

3.
Please revise your disclosure to include a summarized version of the information you provided in response to prior comment 1 with regard to the nature of your three types of transactions and the balance sheet and cash flow presentation of such amounts.

Alta will revise our disclosure in Note 2 – Summary of Significant Accounting Policies in the Form 10-K for the Fiscal Year Ended December 31, 2024 to summarily describe the nature of our three types of transactions as provided in our previous response.

We appreciate your assistance in our compliance with applicable disclosure requirements. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (248) 449-6700.

Very truly yours,

/s/ Anthony Colucci

Anthony Colucci

Chief Financial Officer